Exhibit 99.1

Yatra Online, Inc. Names Rohan Mittal Chief Financial Officer

GURUGRAM, India and NEW YORK, September 8, 2022

Yatra Online, Inc. (the “Company” or “Yatra”) (NASDAQ: YTRA), India’s leading corporate travel services provider and one of India’s leading online travel agencies, announced today that it appointed Rohan Mittal to the position of Group Chief Financial Officer (“CFO”). Mr. Mittal will join the Company effective today and comes to the Company with more than 20 years of financial, accounting and merger and acquisition experience.

“I am pleased to welcome Rohan to the Yatra executive management team,” said Dhruv Shringi, Co-Founder and Chief Executive Officer. “Rohan brings tremendous experience and proven judgment and will be a valuable contributor in guiding our company forward as a leader in both the corporate and consumer travel industries.”

Mr. Mittal will lead the Company’s finance and accounting departments and will report directly to Dhruv Shringi.

Most recently, Mr. Mittal served as CFO for Rivigo, a logistics company. Prior to Rivigo, he was the CFO at Gati Limited – a publicly listed company, and has held senior leadership roles at All-Cargo Logistics and PwC India. He holds a Master of Business Administration from the Indian Institute of Management, Lucknow.

About Yatra Online, Inc.

Yatra Online, Inc. is the ultimate parent company of Yatra Online Limited whose corporate office is based in Gurugram, India. Yatra Online Limited is India’s leading corporate travel services provider with over 740 corporate customers and it is one of India’s leading online travel companies, operating the website https://www.yatra.com/. The company provides information, pricing, availability, and booking facility for domestic and international air travel, domestic and international hotel bookings, holiday packages, buses, trains, in city activities, inter-city and point-to-point cabs, homestays and cruises. With approximately 94,000 hotels and homestays contracted in approximately 1,400 cities across India as well as more than 2 million hotels around the world, the company is India’s largest platform for domestic hotels. The company also launched a freight forwarding business in late 2020 called Yatra Freight to further expand its corporate service offerings.

For further information, please contact:

Manish Hemrajani

Yatra Online, Inc.

VP, Corporate Development and Investor Relations

ir@yatra.com